Via Facsimile and U.S. Mail
Mail Stop 6010

September 24, 2007

Mr. Kriss Cloninger III
President, Chief Financial Officer and
Treasurer
Aflac Incorporated
1932 Wynnton Road
Columbus, GA 31999

Re: Aflac Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File Number: 001-07434

Dear Mr. Cloninger:

We have reviewed your August 29, 2007 response to our August 16, 2007 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-5

Critical Accounting Estimates, page II-6

Policy Liabilities, page II-8

1. Please refer to your second point in response to comments 1 and 2 regarding the transfer of $170 million from the unpaid policy claim liability to the future policy benefits liability. You state that $95 million was transferred from unpaid policy claim liability to future policy benefit liability because you believe that the total policy liability is appropriate. Please clarify in your proposed disclosure your justification for transferring the $95 million to future policy benefit liability as it

is not clear from your discussion as to what assumptions changed in your future policy benefit liability that would increase the liability by $95 million.

2. Refer to your third point in response to comments 1 and 2 regarding the transfer of the $85 million reserve from unpaid policy claim liability to future policy benefit liability in the fourth quarter of 2006. Please clarify in your proposed disclosure why there is a relationship between a decrease in unpaid policy claim liability due to reduced hospital days and an increase in the future policy benefit liability. Clarify what assumptions changed in calculating your future policy benefit liability that would cause the increase in the liability.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant